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                                                               Exhibit 99(a)(8)

FOR IMMEDIATE RELEASE

                                 MEDIA CONTACTS:

                                 DAN BURCH (MACKENZIE PARTNERS): 212-929-5748 JEFF WOOD (CONTROL DEVICES CFO): 207-642-4535


              FIRST TECHNOLOGY PLC TO ACQUIRE CONTROL DEVICES, INC.
                          FOR $16.25 PER SHARE IN CASH
                             IN A RECOMMENDED OFFER

         BERKSHIRE, ENGLAND and STANDISH, MAINE -- February 23, 1999 -- First Technology PLC (LSE:FRS) and Control Devices, Inc. (NASDAQ: SNSR) today jointly announced a definitive agreement for First Technology's acquisition of Control Devices in a recommended tender offer at $16.25 per share in cash for all of Control Devices' outstanding shares. The transaction is valued at $154 million on a fully-diluted equity basis.

         In the transaction, Control Devices shareholders will receive $16.25 per share in cash under a tender offer expected to commence within a week and close by the end of March 1999. Control Devices shares not purchased in the tender offer will be converted into $16.25 in cash in a subsequent merger. Certain of Control Devices' directors and executive officers holding shares representing 19% of Control Devices' outstanding share capital have agreed to tender their shares and vote for the transaction. In addition, Control Devices' chairman, three of its executive officers and two of its nonemployee directors have agreed to invest an aggregate of $8 million in First Technology shares.

         The transaction has been unanimously approved by the boards of directors of both companies. The tender offer is subject to a majority of Control Devices' shares (on a fully-diluted basis) being tendered and not withdrawn, as well as other conditions.

         The transaction is not subject to financing. First Technology has obtained an $80 million loan facility from HSBC Investment Bank, plc, The First National Bank of Chicago and Dresdner Kleinwort Benson and a (pound)40 million bridge facility from Dresdner Kleinwort Benson. The bridge facility will be repaid with the proceeds of a First Technology rights offering being underwritten by Dresdner Kleinwort Benson. The Control Devices acquisition and related matters are subject to the approval of First Technology shareholders at a meeting scheduled to be held on March 11, 1999. The rights offering will commence upon the receipt of such shareholder approval and is expected to close by April 6, 1999.

         "We are very excited by the opportunities presented with the acquisition of Control Devices," said Fred Westlake, Executive Chairman of First Technology. "An important part of our growth strategy is to offer an expanded product range to provide greater value to our automotive OEM customers. The addition of Control Devices' solar, twilight, steering encoder and interior fog sensors, as well as its portfolio of circuit breakers, will allow First Technology to provide customers a broader array of products to enhance passenger safety and comfort. Furthermore, Control Devices' technical and management capabilities will be valued assets to our



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combined company.  Together we will make the combined company far more than its individual parts."

         "This is an excellent opportunity for our shareholders and a complementary fit that will benefit both companies," said Bruce Atkinson, President, CEO and Director, of Control Devices. "Each of First Technology and Control Devices will be able to cross-sell products to its respective customer base as a whole and across geographies."

         Dresdner Kleinwort Benson is advising First Technology on the transaction, and Cleary Gull & Reiland is advising Control Devices.

         Control Devices, based in Standish, Maine, designs, manufactures and markets circuit breakers, electronic sensors and electronic ceramic component parts used by OEMs in the automotive, appliance and telecommunications market. The company generated fiscal 1998 annual revenues of $80 million from its operations located in the US, France and the Dominican Republic. Control Devices' products include over 250 types of circuit breakers, including metal covered breakers (for wire harness, etc.) and glass enclosed breakers (for hermetic applications inside small motors); optoelectronic sensors (solar, twilight, steering encoder and interior fog); and solid state ceramic switches. The acquisition will enable First Technology to expand its global product offering of automotive sensing and safety products, increasing critical mass in the US and Europe.

         First Technology, based in Ascot, Berkshire, England, is an international group serving the global transportation industry in the supply of products and services in the fields of sensing, measurement and safety testing. First Technology generated fiscal 1998 revenues of (pound)52 million ($85 million) from its operations based in the UK, the US, France and Japan. First Technology's shares are traded on the London Stock Exchange and, based on the closing price for First Technology shares on February 19, 1999, First Technology had a market capitalization of approximately (pound)180 million ($294 million). First Technology's products include crash activated sensors for fuel cut-off and central door lock release, fuel level senders and rollover sensors. First Technology Safety Systems, Inc., a subsidiary of First Technology, designs and manufactures crash test dummies and related sensing equipment for use by the major global automotive OEM and tier one suppliers. Automotive customers of First Technology include, directly and indirectly, General Motors, Ford, Fiat, Renault, PSA, Honda, Rover, Daimler- Chrysler, Daewoo and Toyota.

         Forward-looking statements contained in this release involve risks and uncertainties that could cause actual results to differ materially from those contemplated. Factors that could cause such differences include the risks associated with the automotive business generally, transactional effects, integration risks and other investment considerations described from time to time by the companies in their filings with the Securities and Exchange Commission or the London Stock Exchange.